FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

GEMPLUS INTERNATIONAL S.A.

(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.

(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: , 2005	By:	/s/ Stephen JUGE
		Name:	Stephen JUGE
		Title:	Executive Vice President and General Counsel

Individual declaration of transaction on shares
made pursuant to articles 222-14 et 222-15 of the French A.M.F. General Regulation

Company:	Gemplus International S.A.
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
RCS Luxembourg B 73 14

Name and lastname	Michel Akkermans
Function	Director
Identity of the person closely associated to the person above (if applicable)	n/a
Description of the security	Share
Nature of the transaction	Purchase
Date of the transaction	February 16, 2005
Place of the transaction	Belgium
Number of securities	50,000
Unit price	1.9268 €
Amount of the transaction	96,340 €